

Marsha J. Moore

Personal Care Assistant

Mt. Joy, Pennsylvania, United States ·

Contact info

6 connections

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Donegal School District

 **Ishpeming High School**

Experience

Teaching Assistant

Donegal School District · Part-time

Oct 2013 – Present · 7 yrs 11 mos

Pennsylvania, United States

I work with an individual student during each school year, assisting them to become proficient in their classes.

Proprietor

Moore's Creations · Seasonal

May 2006 – Sep 2018 · 12 yrs 5 mos

United States

I created all occasion cards for friends and family. I would design them to their specifications.

Secretary

AERUS ELECTROLUX · Part-time

Oct 2012 – Feb 2013 · 5 mos
Pennsylvania, United States

This was a temporary position.

Secretary II
LUTHER ACRES MANOR · Full-time
Apr 1993 – Jan 2009 · 15 yrs 10 mos
Pennsylvania, United States

I was the Secretary to the Administrator of the Nursing Home.



Executive Secretary
Great American Insurance Group · Full-time
Sep 1986 – May 1992 · 5 yrs 9 mos
Pennsylvania, United States

Executive Secretary to the Vice President. My position ended because the office closed and transferred everything the the Home Office in Connecticut.

Education



Ishpeming High School
High School Diploma, Social Sciences, 12th
1966 – 1969
Activities and Societies: Cheerleader, Commercial Club, Debate Team, Forensics, Future Homemakers Club, Future Teachers Club, Service Corps, Tri-Hi-Y, Christmas Play, Senior Class Play, Ski Team, Prom Committee, and Junior Life Saving Committee.

Interests



Ishpeming High School
44 followers

Donegal School District
136 followers